UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tattooed Chef, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87663X 102

(CUSIP Number)

Salvatore Galletti 6305 Alondra Blvd. Paramount, CA 90723 (562) 602-0822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87663X 102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Salvatore Galletti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,420,522(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 31,420,522
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,420,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7%(2)
14	TYPE OF REPORTING PERSON* IN

EXPLANATORY NOTE

This Schedule 13D/A constitutes Amendment No. 1 (“Amendment No. 1”) to and amends and supplements the prior statement on Schedule 13D (the “Original Schedule 13D”) as filed on October 26, 2020. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

(1) Includes 654,312 shares held by Project Lily, LLC (“Project Lily”). Mr. Galletti is the sole manager of Project Lily and has sole voting and dispositive control over the shares held by Project Lily. Pursuant to Rule 13d-4 of the Securities and Exchange Act of 1934 (“Act”), Mr. Galletti disclaims ownership with respect to any of these shares of which he would not otherwise be deemed to be a beneficial owner.

(2) Calculation of the percentage of the shares of Common Stock beneficially owned is based on shares outstanding as of April 15, 2021.

Item 1. Security and Issuer

This Amendment No. 1 amends Items 4 and 5 of the Original Schedule 13D and relates to the common stock (the “Common Stock”), par value $0.0001, of Tattooed Chef, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 6305 Alondra Blvd., Paramount, CA 90723.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented with the following:

Mr. Galletti acquired the securities described in the Original Schedule 13D in connection with the Closing. Mr. Galletti is also the president, chief executive officer and a director of the Issuer.

As a director of the Issuer, Mr. Galletti may participate in discussions regarding every aspect of the Issuer’s governance, management and operations, whether with management, other members of the Issuer’s board of directors, investors, advisers and other persons. As president and chief executive officer of the Issuer, Mr. Galletti has general supervision, direction and control of the business and officers of the Issuer.

Subject to the Issuer’s Insider Trading Policy, Mr. Galletti may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances and reflecting his overall investment posture. Other than as described above and elsewhere in this Amendment No. 1, Mr. Galletti does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of the Original Schedule 13D, although Mr. Galletti may change his purpose or formulate plans or proposals with respect thereto at any time.

On April 15, 2021, Mr. Galletti transferred (i) 800,000 shares to certain lenders in satisfaction of personal indebtedness owed by him to those lenders at an agreed-upon price of $10 per share in a privately negotiated transaction and (ii) 500,000 shares in a bona fide gift.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and supplemented with the following:

(a) The following sets forth, as of the date of this Amendment No. 1, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by Mr. Galletti, as well as the number of shares of Common Stock as to which Mr. Galletti has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 81,110,199 shares of Common Stock outstanding.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Salvatore Galletti	31,420,522	(1)	38.7%	31,420,522	0	31,420,522	0

(1)	Includes shares held by Project Lily. Mr. Galletti owns 52% of Project Lily and has sole voting and dispositive control over the shares held by Project Lily. Pursuant to Rule 13d-4 of the Act, Mr. Galletti disclaims ownership with respect to any of these shares of which he would not otherwise be deemed to be a beneficial owner.

(b) Item 5(a) is herein incorporated by reference.

(c) Except as described in Item 4, during the past 60 days Mr. Galletti has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2021

By:	/s/ Salvatore Galletti
Name:	Salvatore Galletti